Exhibit 21.1

SUBSDIARIES

China Water Group Inc. has the following subsidiaries as of December31, 2008:

Name	Attributable equity interest %
	Direct	Indirect
Evergreen Asset Group Limited	100%	-
Evermater Group Limited	100%	-
Everbury Holdings Limited	100%	-
Guangdong XinXingmei Water Affairs Co. , Ltd.	32%	-
Haiyang Shengshi Environmental Protection Co., Ltd.	90%	-
Handan Chengsheng Water Service Co., Ltd.		34.32%
XinLe ShengMei Water Purifying Company Limited		11.2%
Tian Jin Shi Sheng Water Treatment Company Limited	-	28.8%
Guangzhou Xinchen Water Co.,Ltd	90%
Aba Xinchen Dagu Glacier Spring Water Co.,Ltd		90%
Fortune Luck Global International Ltd	100%